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                               May 3, 2022

       Leslie Lunak
       Chief Financial Officer
       BankUnited, Inc.
       14817 Oak Lane
       Miami Lakes, FL 33016

                                                        Re: BankUnited, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed on February
24, 2022
                                                            File No. 001-35039

       Dear Ms. Lunak:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 78

   1. We note you removed disclosure included in your 2019 10-K that indicated the company has a single reportable
segment. Please tell us if you made any changes to your reportable segments and if so,
when those changes were made. In addition, provide us with revised disclosure for
inclusion in future filings that clearly identifies your reportable segment(s)
                                                        and the factors you use
to identify them, including the basis of organization, and whether operating segments have
been aggregated into your reportable segment(s). Refer to ASC
                                                        280-10-50-21.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leslie Lunak
BankUnited, Inc.
May 3, 2022
Page 2

      You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 with any questions.



FirstName LastNameLeslie Lunak                        Sincerely,
Comapany NameBankUnited, Inc.
                                                      Division of Corporation
Finance
May 3, 2022 Page 2                                    Office of Finance
FirstName LastName